Ferris, Baker Watts, Incorporated
Investments
Member NYSE, SIPC
100 Light Street
Baltimore, MD 21202
(410) 685-2600
May 9, 2006
Via Facsimile (202-772-9205) and EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Compass Diversified Trust (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”)
Registration Statement on Form S-1 (File Nos. 333-130326; 333-130326-01)
Delivery of Preliminary Prospectuses
Ladies and Gentlemen:
     We have acted as Representative of the several underwriters in connection with the issuance and sale of shares of the Trust.
     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between April 13, 2006 and May 9, 2006, we distributed 9,500 copies of the Preliminary Prospectus dated April 13, 2006, of which 7,000 copies were distributed to other underwriters, 0 to other securities dealers and approximately 500 to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Very truly yours, FERRIS, BAKER WATTS, INCORPORATED
By:
Samer S. Tahboub
Vice President

cc:	Cliff Booth Michael P. Reed, Esq.